Exhibit (g)(22)





THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada 89109
(702) 792-7000

RORY O. MILLSON
SANDRA C. GOLDSTEIN
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Attorneys for Plaintiffs


                     UNITED STATES DISTRICT COURT

                          DISTRICT OF NEVADA


ITT CORPORATION, BETTE B. AN-   )
DERSON, RAND V. ARASKOG, NOLAN  )
D. ARCHIBALD, ROBERT A. BOWMAN, )
ROBERT A. BURNETT, PAUL G. KIRK,)
JR., EDWARD C. MEYER, BENJAMIN  )   Case No.
F. PAYTON, VIN WEBER, MARGITA E.)   CV-S-97-00893-DWH (RLH)
WHITE, and KENDRICK R. WILSON,  )
III,                            )
                                )
                    Plaintiffs, )
                                )
             vs.                )
                                )
HILTON HOTELS CORPORATION and   )
HLT CORPORATION,                )
                                )
                    Defendants. )
                                )
--------------------------------

                   COMPLAINT FOR DECLARATORY RELIEF

         Plaintiffs, by their attorneys, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                         Nature of the Action

1. On July 15, 1997, the ITT Board of Directors (the "Board") approved a comprehensive plan involving the spinoff of ITT's three distinct businesses, together with repurchases of equity and debt (the "Plan"). The Board believes that the Plan is in the best interests of ITT, its stockholders and other concerned constituencies. The Board believes that there are compelling business justifications for the Plan without regard to Hilton's tender offer, and further that the existence of Hilton's inqdequate and coercive bid makes the Plan even more important for ITT's stockholders and other constituencies.

2. Despite the merits of the Plan, given Hilton's litigation record to date, Hilton is likely to challenge its implementation. Since implementation of the Plan is intended to be completed by September, ITT now seeks declaratory relief. Parties

3. Plaintiff ITT Corporation ("ITT") is a Nevada corporation with its principal executive offices in New York, New York.

4. Plaintiffs Bette B. Anderson, Rand V. Araskog, Nolan D. Archibald, Robert A. Bowman, Robert A. Burnett, Paul G. Kirk, Jr., Edward C. Meyer, Benjamin F. Payton, Vin Weber, Margita E. White, and Kendrick R. Wilson, III are directors of ITT. None of these directors is a citizen of the State of Delaware or the State of California.

5. Defendant Hilton Hotels Corporation (collectively with defendant HLT Corporation, "Hilton") is a Delaware corporation with its principal executive offices in Beverly Hills, California.

6. Defendant HLT Corporation is a Delaware corporation with its principal place of business in Beverly Hills, California. HLT is a wholly-owned subsidiary of Hilton.

                      Jurisdiction and Venue

7.   This Court has jurisdiction over this action pursuant to 28
     U.S.C. ss. 1332(a). The amount in controversy is in excess of $75,000.

8. Venue is proper in the unofficial Southern Division of this District under 28 U.S.C. ss. 1391(a) and (c) and LR 1A 8-1.

                         Hilton's Tender Offer

9. On January 27, 1997, Hilton announced a tender offer for 50.1% of the common stock of ITT at a price of $55 per share, and proposed a stock merger for the rest. Hilton also announced its intention to solicit proxies to replace the ITT Board with nominees committed to the proposed merger.

10. On February 11, 1997, and again on July 15, 1997, ITT's Board unanimously determined that Hilton's offer is inadequate and not in the best interests of ITT, its stockholders and other concerned constituencies. The Board considered the following factors, among others, in reaching this determination.

11. ITT's financial advisors, Goldman Sachs & Co. and Lazard Freres & Co. LLC, studied the offer and determined that it was inadequate. The stock market confirms the inadequacy of the offer. ITT's stock has traded above the offer price every day since Hilton's announcement. Moreover, as of June 27, 1997, only about 1% of the outstanding shares had been tendered to Hilton. Indeed, Hilton has never argued--either in the prior litigation relating to its offer or to ITT stockholders--that its offer is adequate. On the contrary, Hilton has stated publicly that it knows it must revise its offer before stockholders will take it seriously.

12. Hilton's proposal is also subject to continuing uncertainties as to (1) the value of the proposal, including the value of the consideration to be received by ITT's stockholders in the proposed merger, (2) the financing for the proposed transaction, and (3) whether Hilton will obtain the necessary regulatory approvals in connection with the proposed transaction.

13. In addition, there are uncertainties about Hilton's plans for ITT. For example, Hilton has stated that, if the proposed merger is completed, it intends to sell or license the Sheraton brand name to HFS Incorporated ("HFS"), a franchisor of low-end hotel and motel brands. Not only have existing Sheraton franchisees objected to this potential diminution in value of the Sheraton brand name and management expertise, but a number have, in fact, required "change-of-control" provisions that are intended to be triggered by a Hilton acquisition.

14. Similarly, the Board believes that consummation of Hilton's proposed transaction would result in a change in control of ITT's educational services subsidiary ("ITT Educational") which, if not approved, could result in the suspension of access to certain federal financial aid for ITT Educational and its students and could result in the loss of accreditation for individual ITT Technical Institutes.

                    ITT's Long-Term Strategic Plan

15. Since its creation in 1995, ITT has had a long-term strategy of building stockholder value by focusing on its core businesses.

16. In 1994, ITT's predecessor company ("Old ITT") spun off its forestry products subsidiary to create an independent company. Similarly, in 1995, Old ITT was separated into ITT, ITT Industries, Inc. (comprising Old ITT's man ufacturing businesses) and ITT Hartford Group, Inc. (comprising Old ITT's insurance business) to enable each of the resulting companies to focus on its core businesses. Moreover, in line with this strategy, ITT subsequently began seeking to spin off or sell those assets which did not form part of its core businesses.

17. ITT has continued to pursue this strategy in the face of Hilton's inadequate bid. ITT has refined the strategy to focus on hotels and gaming and is pursuing means of enhancing the value of the company within that focus. ITT has taken a number of actions in 1997 pursuant to its long-term strategic plan.

18. ITT has delivered value through transactions such as (1) the sale of ITT's interest in Madison Square Garden, (2) the sale of ITT's interest in Alcatel Alsthom, and (3) the sale of ITT's interest in WBIS+, a New York television station. Each of these transactions was accretive, and at prices higher than outsiders had anticipated; indeed, the Madison Square Garden sale resulted in ITT nearly doubling its investment in two years.

19.  ITT has implemented a significant restructuring of its World
     Headquarters operations, reducing headcount by 65% and reducing annual expenses.

20. Since January 1, 1997, ITT has acquired three hotels and signed or acquired 55 franchise agreements and management contracts in 15 different countries, totalling more than 15,000 rooms. ITT has also entered into a long-term strategic alliance with FelCor Suites Hotels, Inc. ("FelCor") pursuant to which FelCor acquired five of ITT's hotels and ITT retained long-term contracts to manage such hotels. This alliance will increase the profitability of ITT's hotel business.

21. Hilton has publicly expressed approval of ITT's refined strategic plan and the actions taken by the Board pursuant to that plan. Hilton has even claimed in this Court that ITT's refined strategic plan is Hilton's plan.

                               The Plan

22. On July 15, 1997, the ITT Board approved a comprehensive plan designed to enhance the value of ITT to its stockholders and promote the interests of ITT's other constituencies. The Plan involves:

     -- the separation of ITT into three distinct, publicly owned companies focused on (a) hotels and gaming; (b) telephone directories publishing; and (c) post-secondary technical education;

     -- the repurchase of up to 30 million shares (approximately 25% of the outstanding shares) at a price of $70 per share; and

     -- the repurchase of all of ITT's publicly held debt securities.

23. The Board--of which nine of the 11 members are outside directors--deliberated on the Plan in detail. The Board received advice from outside advisors and management regarding: (a) financial and strategic aspects of the Hilton offer; (b) financial and strategic aspects of the Plan; (c) the impact that the Hilton offer would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, and the long-term and short-term interests of ITT and its stockholders; (d) the impact that the Plan would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, and the long-term and short-term interests of ITT and its stockholders; and (e) governance issues.

24. After receiving this advice, the Board concluded that implementation of the Plan would be in the best interests of the corporation, its stockholders and other concerned constituencies. The Board has anticipated since before Hilton began its bid that ITT's telephone directories business and educational services business would be separated from ITT's core hotels and gaming activities. The Board believes that the business justifications for the Plan are compelling even without regard to the Hilton bid, and intends to pursue the Plan even if Hilton withdraws its bid.

25. The Board believes that the Spinoff will be beneficial to each of ITT's existing businesses. The Spinoff is consistent with ITT's long-term strategic plan prior to the Hilton bid. The Spinoff will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt and implement appropriately tailored and specific plans. In this manner, the Spinoff will result in increased strategic focus for each of ITT's three distinct businesses and a flattening of organizational structures. The Spinoff will also allow for the implementation of narrowly tailored incentive compensation plans and enhanced market understanding and valuations of these businesses.

26. The Board concluded that the Spinoff is preferable to the transactions contemplated by Hilton for several reasons. First, the Board believes that the Spinoff, and successful implementation by the three new entities created by the Spinoff of their respective long-term strategic plans, will produce greater value than Hilton's proposed transaction. Second, employee disruption following the Spinoff will be significantly less than the disruption that would be created by a hostile transaction, such as Hilton's proposed transaction. Third, the Spinoff will offer substantial tax advantages that Hilton could not duplicate. As compared to a sale of its telephone directories and educational services businesses, the Spinoff will save ITT (and thus its stockholders) in excess of $500 million in federal taxes. Fourth, the Spinoff will protect the interests of hotel owners with whom Sheraton has management contracts and Sheraton franchisees by enhancing the ongoing value of the Sheraton brand name, whereas the Hilton offer will not. Indeed, a number of Sheraton owners and franchisees have expressed concern that, if the Hilton bid succeeds, Hilton may reflag many of the well-known Sheraton properties under the Hilton name (thereby diminishing the value of the Sheraton brand), and that HFS, which, as a franchise company, has no experience actually managing hotels, and which caters to an economy and mid-scale clientele rather than the upscale and business segment to which Sheraton caters, will take over Sheraton's management contracts. Fifth, the Spinoff should protect the interests of ITT's Technical Institutes and their students. A spinoff of ITT Educational should not constitute a change of control and therefore should not involve any risk of loss of accreditation and access to financial aid. By contrast, the Board believes that Hilton's proposed transaction would constitute a change of control under the Regulations of the Department of Education which, if not approved, would make ITT Educational's Institutes ineligible to continue participating in federal financial aid programs and leave students without federal financial aid. Sixth, the Spinoff will maintain the existing number of independent competitors in the hotel and gaming business, both locally and nationally. This should provide more societal benefits than a Hilton acquisition.

27. The Board believes that the Equity Repurchase will provide stockholders who wish to sell a portion of their shares with an opportunity to do so at a premium to recent market prices--and at a considerable premium to the Hilton offer. It will provide stockholders who wish to increase their proportionate investment in ITT's three businesses with an opportunity to do so without incurring taxes by not participating in the Equity Repurchase. It will also afford stockholders an opportunity to dispose of shares without the usual transaction costs associated with a market sale.

28. The Board believes that the Debt Repurchase will facilitate the allocation of ITT's indebtedness between ITT's hotels and gaming business and its telephone directories business in a manner that is appropriate for the credit capacity and capitalization requirements of each entity. ITT's approach to this allocation will protect the interests of ITT's bondholders and facilitate access to the debt capital markets by the newly independent companies on terms appropriate for their respective businesses. By contrast, the Hilton offer, especially in light of certain prior transactions, does not provide protection for bondholder interests.

29. The Board approved certain standard governance mechanisms (the "governance mechanisms") for Destinations after the Spinoff. These governance mechanisms are substantively identical to existing governance mechanisms of ITT, with the exception that Destinations' Articles of Incorporation will contain a provision for a classified board of directors and certain ancillary provisions.

30. Classification of directors is expressly authorized by Nevada law (see NRS 78.330(2)), as well as the laws of many other states. Moreover, classification of directors is common. Approximately 292 of the 500 companies comprising the Standard & Poor's 500 Stock Price Index, and 29 of the top 50 companies on Fortune Magazine's 1997 "Most Admired Companies" list, have classified boards. Classified boards are especially common in the hotel and gaming industry. Thus, 17 of the 25 largest hotel and gaming companies (including Hilton and Marriott) have classified boards. In addition, numerous companies have adopted classified boards in connection with a spinoff. When Old ITT's forestry products subsidiary was spun off in 1994, the charter of the new company included a classified board. And 52 of the 69 spinoffs with assets over $200 million that have been effected since 1992 have had classified boards. In 17 of these cases, the parent company did not have a classified board.

31. Classified boards provide important benefits. A classified board will ensure that, at any given time, a majority of directors have experience in the business, competitive affairs and regulatory environment of Destinations' hotel and gaming business. This continuity and stability of management will be important in ensuring that Destinations' strategic plan is implemented in the manner that will best serve the interests of Destinations' stockholders and other constituencies, and that the stockholders and other constituencies reap the full benefit of steps already taken under the strategic plan, including substantial recent capital expenditures. A classified board will also give the board time to review a takeover proposal and study appropriate alternatives, and enhance the board's ability to resist an abusive takeover attempt or to negotiate a fair price and appropriate protections for other stockholders.

32. Although a classified board may under certain circumstances delay hostile takeover bids, neither the classified board nor any other aspect of the Plan will preclude successful completion of a hostile acquisition. Stockholders will still have the power to propose and elect their own nominees for each class of directors, and in that manner change the board's composition. The Destinations board will be fully accountable to stockholders.

                       Immediate Threat Of Suit

33. Despite the merits of the Plan, Hilton is likely to sue to prevent its implementation.

34. Hilton has already taken action in this Court on four separate occasions in connection with its offer. First, Hilton tried to enjoin ITT from increasing the size of its board, when ITT had not indicated any intention to do so. Second, Hilton tried to obtain a temporary restraining order enjoining ITT from commencing suit in another jurisdiction, which, again, ITT had not indicated any intention to do. Third, Hilton moved to compel ITT to hold its annual meeting in May, despite the fact that, because of Hilton's delay in bringing this claim, the relief it sought could not have been granted, and despite its chief executive officer's public concession on the timing of the meeting. Fourth, Hilton amended its complaint to add a claim relating to change in control provisions in ITT's contracts with the owners of some of its managed hotels, despite the fact that one of these owners has told Hilton that the owners, not ITT, insisted on the inclusion of that provision because of their concerns about Hilton's plans for Sheraton. In light of these prior claims, another challenge now seems inevitable.

35. Pursuant to the Plan, the equity tender offer is scheduled to commence promptly, and the debt tender offer and the distributions required to effectuate the Spinoff are currently scheduled to take place in September.

                               COUNT ONE
                         (Declaratory Relief)

36. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 35 hereof as if fully set forth herein.

37. As part of its overall strategy to stampede ITT's stockholders into accepting its tender offer, there is a real and immediate threat that Hilton will allege that the Plan violates the Board's fiduciary duties.

38. In approving the Plan, the Board acted within its general powers to manage the corporation.

39. The Board exercised its powers in good faith and with a view to the interests of the corporation.

40. The Board properly relied in part on the advice of its outside professional advisors with respect to matters within their professional expertise and competence.

41. The Board concluded in good faith that implementation of the Plan would be in the best interests of the corporation, including the interests of the corporation's employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and of society, and the long-term as well as short-term interests of the corporation and its stockholders.

42. The Plan is not intended to, and will not, disenfranchise ITT's stockholders or preclude successful completion of a hostile acquisition. It is intended to enhance the value of the corporation and ensure that, if completed, an acquisition will be on terms more favorable to the corporation, its stockholders and other concerned constituencies.

43. By reason of the foregoing, an actual controversy exists between plaintiffs and Hilton regarding whether the Plan is within the powers of the Board and whether it comports with the Board's fiduciary duties.

44. Plaintiffs seek a declaration that Hilton cannot show that the Board acted outside its powers or failed to exercise its powers in good faith and with a view to the interests of the corporation.

                               COUNT TWO
                         (Declaratory Relief)

45. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 44 as if fully set forth herein.

46. Any claim that the Plan violates the Board's fiduciary duties belongs to ITT and must be asserted derivatively.

47. Hilton's interests as a would-be acquiror are antagonistic to the interests of ITT's other stockholders and Hilton is therefore not a proper derivative plaintiff.

48. By reason of the foregoing, an actual controversy exists between plaintiffs and Hilton regarding whether Hilton has standing to pursue an injunction against the Plan based on an alleged breach of fiduciary duty.

49.  Plaintiffs seek a declaration that Hilton has no such standing.

     WHEREFORE, plaintiffs seek judgment:

     (a) Declaring that Hilton cannot show that the Board acted outside its powers or failed to exercise its powers in good faith and with a view to the interests of the corporation;

     (b) Declaring that any claim that the Plan violates the Board's fiduciary duties must be asserted derivatively, that Hilton is not a proper derivative plaintiff, and that Hilton does not have standing to pursue an injunction against the Plan based on an alleged breach of fiduciary duty; and

     (c) Granting plaintiffs such other and further relief as the Court may deem just and proper.

     DATED this 16th day of July, 1997.

                   KUMMER KAEMPFER BONNER & RENSHAW,



                     By:/s/ Von S. Heinz
                        ---------------------
                        THOMAS F. KUMMER
                        VON S. HEINZ
                        Seventh Floor
                        3800 Howard Hughes Parkway
                        Las Vegas, Nevada 89109
                        (702) 792-7000

                        RORY O. MILLSON
                        SANDRA C. GOLDSTEIN
                        CRAVATH, SWAINE & MOORE
                        825 Eighth Avenue
                        New York, NY 10019
                        (212) 474-1000
                        Attorneys for Plaintiffs

                        CERTIFICATE OF SERVICE

Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing COMPLAINT FOR DECLARATORY RELIEF was made this date by delivering by hand a true copy of the same to the following:

Steve Morris
Kristina Pickering
SCHRECK MORRIS
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, NV 89101

and by delivering by facsimile this date and by overnight mail a true copy of the same to the following:

Bernard W. Nussbaum
Eric M. Roth
Marc Wolinsky
Scott L. Black
WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, NY 10019

DATED this 16th day of July, 1997.



/s/ Carol Ann Slater
--------------------
An Employee of Kummer Kaempfer
  Bonner & Renshaw